Exhibit 99.1

Li Auto Inc. Announces Unaudited First Quarter 2021 Financial Results

Quarterly total revenues reached RMB3.58 billion (US$545.7 million)1

Quarterly deliveries were 12,579 vehicles

Quarterly gross margin reached 17.3%

BEIJING, China, May 26, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Operating Highlights for the First Quarter of 2021

•	Deliveries of Li ONEs were 12,579 vehicles in the first quarter of 2021, representing a 334.4% year-over-year increase.

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2021 Q1

Deliveries	2,896	6,604	8,660	14,464	12,579

•	As of March 31, 2021, the Company had 65 retail stores covering 49 cities and 135 servicing centers and Li Auto-authorized body and paint shops operating in 98 cities.

Financial Highlights for the First Quarter of 2021

•	Vehicle sales were RMB3.46 billion (US$528.7 million) in the first quarter of 2021, representing an increase of 311.8% from RMB841.1 million in the first quarter of 2020 and a decrease of 14.6% from RMB4.06 billion in the fourth quarter of 2020.

•	Vehicle margin2 was 16.9% in the first quarter of 2021, compared with 8.4% in the first quarter of 2020 and 17.1% in the fourth quarter of 2020.

•	Total revenues were RMB3.58 billion (US$545.7 million) in the first quarter of 2021, representing an increase of 319.8% from RMB851.7 million in the first quarter of 2020 and a decrease of 13.8% from RMB4.15 billion in the fourth quarter of 2020.

•	Gross profit was RMB616.7 million (US$94.1 million) in the first quarter of 2021, representing an increase of 802.9% from RMB68.3 million in the first quarter of 2020 and a decrease of 14.9% from RMB724.6 million in the fourth quarter of 2020.

•	Gross margin was 17.3% in the first quarter of 2021, compared with 8.0% in the first quarter of 2020 and 17.5% in the fourth quarter of 2020.

•	Loss from operations was RMB407.7 million (US$62.2 million) in the first quarter of 2021, representing an increase of 74.1% from RMB234.2 million in the first quarter of 2020 and an increase of 416.7% from RMB78.9 million in the fourth quarter of 2020. Non-GAAP loss from operations3 was RMB224.8 million (US$34.3 million) in the first quarter of 2021, representing a decrease of 4.0% from RMB234.2 million in the first quarter of 2020 and an increase of 216.2% from RMB71.1 million in the fourth quarter of 2020.

•	Net loss was RMB360.0 million (US$54.9 million) in the first quarter of 2021, compared with RMB77.1 million net loss in the first quarter of 2020 and RMB107.5 million net income in the fourth quarter of 2020. Non-GAAP net loss3 was RMB177.0 million (US$27.0 million) in the first quarter of 2021, compared with RMB253.4 million net loss in the first quarter of 2020 and RMB115.4 million net income in the fourth quarter of 2020.

•	Operating cash flow was RMB926.3 million (US$141.4 million) in the first quarter of 2021, representing an increase of RMB989.3 million from negative net cash flow of RMB63.0 million in the first quarter of 2020 and a decrease of 49.1% from RMB1.82 billion in the fourth quarter of 2020.

•	Free cash flow4 was RMB570.2 million (US$87.0 million) in the first quarter of 2021, representing an increase of RMB755.4 million from negative net cash flow of RMB185.2 million in the first quarter of 2020 and a decrease of 64.3% from RMB1.60 billion in the fourth quarter of 2020.

1 All translations from Renminbi(“RMB”) to U.S. dollar(“US$”) are made at a rate of RMB 6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

3 The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4 Free cash flow represents operating cash flow less capital expenditures.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended			% Change[5]
	March 31, 2020	December 31, 2020	March 31, 2021	Y o Y	Q o Q
	RMB	RMB	RMB
Vehicle sales	841.1	4,057.7	3,463.7	311.8%	(14.6)%
Vehicle margin	8.4%	17.1%	16.9%	8.5%	(0.2)%

Total revenues	851.7	4,146.9	3,575.2	319.8%	(13.8)%
Gross profit	68.3	724.6	616.7	802.9%	(14.9)%
Gross margin	8.0%	17.5%	17.3%	9.3%	(0.2)%

Loss from operations	(234.2)	(78.9)	(407.7)	74.1%	416.7%
Non-GAAP loss from operations	(234.2)	(71.1)	(224.8)	(4.0)%	216.2%

Net (loss)/income	(77.1)	107.5	(360.0)	366.9%	N/A
Non-GAAP net (loss)/income	(253.4)	115.4	(177.0)	(30.1)%	N/A

Operating cash flow	(63.0)	1,821.3	926.3	N/A	(49.1)%
Free cash flow	(185.2)	1,599.1	570.2	N/A	(64.3)%

Recent Developments

Deliveries Update

•	In April 2021, the Company delivered 5,539 Li ONEs, representing a 111.3% increase compared to April 2020. As of April 30, 2021, the Company had 73 retail stores covering 53 cities, in addition to 143 servicing centers and Li Auto-authorized body and paint shops operating in 105 cities.

Issuance of Convertible Senior Notes

•	In April 2021, the Company completed the offering of US$862.5 million in aggregate principal amount of its 0.25% convertible senior notes due 2028 (the “Notes”), which included the exercise in full by the initial purchasers in the Notes offering of their option to purchase up to an additional US$112.5 million in aggregate principal amount of the Notes.

The Company plans to use the net proceeds from the Notes offering for (i) research and development of new vehicle models, including BEV models, (ii) research and development of leading technologies, and (iii) working capital and other general corporate purposes.

5 Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

2021 Li ONE

•	On May 25, 2021, the Company officially released the 2021 Li ONE, the first vehicle with Navigation on ADAS (NOA) as a standard configuration in the world. It features comprehensive upgrades, including an enhanced NEDC range of 1,080 kilometers, optimized mobility comfort, and more intelligent cockpit, bringing premium features to users at a flat retail price of RMB338,000. Deliveries of the 2021 Li ONE will commence on June 1, 2021.

With software and hardware optimization and its integrated powertrain system, the 2021 Li ONE can achieve an NEDC range of 1,080 kilometers and a WLTC range of 890 kilometers. Its energy efficiency in fuel mode is 6.05 liter per 100 kilometers based on the NEDC standard operational condition, best in class among large-sized four-wheel drive SUVs.

In keeping with the Company’s core belief that “safety should be standard, not optional,” the 2021 Li ONE offers a full-stack self-developed ADAS in a standard configuration without subscription fee. All existing L2 ADAS functionalities have been redesigned and optimized in-house by our R&D team. We also launched the NOA system, making the Company the first OEM to implement full-stack self-developed NOA, as a standard configuration, based on domestic application processors. The 2021 Li ONE comes equipped with two Horizon Robotic Journey 3 AI acceleration processors for autonomous driving and 5 fifth-generation millimeter-wave radars made by Bosch. It is the first volume production model in the world equipped with an 8-megapixel front-view video camera boasting 4K definition. Supported by rich sensors and redundant capable hardware along with full-stack self-developed software, the 2021 Li ONE can recognize traffic signals, traffic cones, road curbs, and other more complicated objects. It also supports a more efficient NOA for on and off ramp, automatic adaptive acceleration, and lane changes on certain limited access-roads, as well as Fully Automated Parking Assis (FAPA), which is vision-based automatic parking feature. As the Company rolls out high-definition maps in cooperation with AutoNavi, the NOA will be made available to 2021 Li ONE users through OTA starting in the third quarter and will gradually cover more cities and areas in China.

With optimized and more luxurious interior space, the 2021 Li ONE caters to the needs of every family member. Leg room for its third row has been increased by 41mm, while its trunk can still hold a suitcase up to 28-inch in length or a large-sized stroller. Its front and second row seats are equipped with lumbar support and massage functions, providing a comfortable riding experience for every occupant in the vehicle.

The 2021 Li ONE aims to be a smart electric vehicle bringing happiness to all families it serves: a powerful extended-range electric system that enables more pleasant road trips, ADAS in a standard configuration to ensure safe travel for everyone, and a spacious smart interior layout that enhances comfort for every occupant in the car.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “We delivered 12,579 Li ONEs during the quarter, up 334.4% year over year. Li ONE was the second best-selling new energy SUV in China in the first quarter as our compelling product offering and superior user experience continued to delight users and boost brand awareness, while the unwavering support of our direct sales and servicing network underpinned our growth.

“On May 25, we released our 2021 Li ONE. The model has elevated the extended range electric technology to a brand-new level, achieving an NEDC range of 1,080 kilometers and a WLTC range of 890 kilometers. Its energy efficiency in the fuel mode takes consumption as low as 6.05 liter per 100 kilometers based on the NEDC standard operational conditions, a level that is unparalleled among large-sized four-wheel drive SUVs. I am very proud of our R&D team’s successful efforts to improve the range-extended technology.

“The 2021 Li ONE is the first model in the world offering Navigation on ADAS in a standard configuration. Combining its self-developed ADAS with dedicated dual Horizon Robotic Journey 3 processors, an 8-megapixel front-view camera, five latest millimeter-wave radars, and high-definition maps, the 2021 Li ONE delivers a safer, easier, and more convenient driving experience, echoing our belief that active safety should be standard, not optional features.

“Li ONE has been well loved by family users for its spacious six-seat interior layout. And the 2021 Li ONE enhances its excellence in space, comfort, and intelligence by equipping the front and second row seats with lumbar massage functions, increasing the leg room in the third row by 41 millimeters, while also featuring a smarter in-car voice assistant ‘Li Xiang Tong Xue,’ providing a high caliber and overall more spacious, more comfortable, and more intelligent space for more families.

“Is it possible to build a smart electric vehicle that makes families happier? With the 2021 Li ONE, we can confidently say yes, a resounding yes!” concluded Mr. Li.

Mr. Tie Li, chief financial officer of Li Auto, added, “We are pleased with our healthy financial performance during the first quarter. Our total revenues reached RMB3.58 billion, more than quadrupling from the first quarter of 2020 and exceeding the top end of our revenue guidance by 11.2%, while our gross margin stayed robust at 17.3%. Amid our ongoing efforts to enhance investment in R&D as well as our direct sales and servicing network, operating expenses increased 27.5% quarter-over-quarter and 238.6% year-over-year. We also raised over US$840 million in net proceeds through our successful convertible senior notes offering, strengthening our capital base for future growth as we increase our R&D investments in leading technologies, prepare for new model launches, and gear up for further increases in demand.”

Financial Results for the First Quarter of 2021

Revenues

•	Total revenues were RMB3.58 billion (US$545.7 million) in the first quarter of 2021, representing an increase of 319.8% from RMB851.7 million in the first quarter of 2020 and a decrease of 13.8% from RMB4.15 billion in the fourth quarter of 2020.

•	Vehicle sales were RMB3.46 billion (US$528.7 million) in the first quarter of 2021, representing an increase of 311.8% from RMB841.1 million in the first quarter of 2020 and a decrease of 14.6% from RMB4.06 billion in the fourth quarter of 2020. The increase in revenue from vehicle sales over the first quarter of 2020 was mainly attributable to the increase in vehicle deliveries with the continuous expansion of our sales network. The decrease in revenue from vehicle sales from the fourth quarter of 2020 was mainly attributable to the decrease in vehicle deliveries, which were affected by seasonal factors related to the Chinese New Year holiday as well as the localized COVID-19 outbreaks in the northern China in February 2021.

•	Other sales and services were RMB111.5 million (US$17.0 million) in the first quarter of 2021, representing an increase of 951.9% from RMB10.6 million in the first quarter of 2020 and an increase of 25.0% from RMB89.2 million in the fourth quarter of 2020. The increase in revenue from other sales and services over the first and fourth quarter of 2020 was mainly attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales.

Cost of Sales and Gross Margin

•	Cost of sales was RMB2.96 billion (US$451.6 million) in the first quarter of 2021, representing an increase of 277.6% from RMB783.4 million in the first quarter of 2020 and a decrease of 13.5% from RMB3.42 billion in the fourth quarter of 2020.

•	Gross profit was RMB616.7 million (US$94.1 million) in the first quarter of 2021, representing an increase of 802.9% from RMB 68.3 million in the first quarter of 2020 and a decrease of 14.9% from RMB724.6 million in the fourth quarter of 2020.

•	Vehicle margin was 16.9% in the first quarter of 2021, compared with 8.4% in the first quarter of 2020 and 17.1% in the fourth quarter of 2020. The increase in vehicle margin over the first quarter of 2020 was primarily attributable to lower material cost and lower unit manufacturing overhead cost derived from the increased production volume. The slight decrease in vehicle margin from the fourth quarter of 2020 was primarily due to lower average selling price caused by promotional activities launched in the first quarter of 2021, partially offset by the decreased material cost.

•	Gross margin was 17.3% in the first quarter of 2021, compared with 8.0% in the first quarter of 2020 and 17.5% in the fourth quarter of 2020, which was mainly driven by the change of vehicle margin.

Operating Expenses

•	Operating expenses were RMB1.02 billion (US$156.4 million) in the first quarter of 2021, representing an increase of 238.6% from RMB302.5 million in the first quarter of 2020 and an increase of 27.5% from RMB803.5 million in the fourth quarter of 2020.

•	Research and development expenses were RMB514.5 million (US$78.5 million) in the first quarter of 2021, representing an increase of 171.2% from RMB189.7 million in the first quarter of 2020 and an increase of 37.5% from RMB374.2 million in the fourth quarter of 2020. Non-GAAP research and development expenses3 were RMB397.9 million (US$60.7 million) in the first quarter of 2021, representing an increase of 109.8% from RMB189.7 million in the first quarter of 2020 and an increase of 7.8% from RMB369.1 million in the fourth quarter of 2020. The increase in research and development expenses over the first and fourth quarter of 2020 was primarily attributable to (1) increased share-based compensation expenses derived from incremental share options granted with higher fair value in January 2021 while no share-based compensation expenses were recognized for stock options with service conditions and a performance condition related to our IPO in the first quarter of 2020; (2) increased research and development activities for the Company’s next vehicle models; and (3) increased headcount.

•	Selling, general and administrative expenses were RMB509.9 million (US$77.8 million) in the first quarter of 2021, representing an increase of 352.0% from RMB112.8 million in the first quarter of 2020 and an increase of 18.8% from RMB429.3 million in the fourth quarter of 2020. Non-GAAP selling, general and administrative expenses3 were RMB449.8 million (US$68.7 million) in the first quarter of 2021, representing an increase of 298.8% from RMB112.8 million in the first quarter of 2020 and an increase of 5.4% from RMB426.8 million in the fourth quarter of 2020. The increase in selling, general and administrative expenses over the first and fourth quarter of 2020 was primarily driven by (1) increased marketing and promotional activities; (2) increased headcount and rental expenses with the expansion of the Company’s sales network; and (3) increased share-based compensation expenses.

Loss from Operations

•	Loss from operations was RMB407.7 million (US$62.2 million) in the first quarter of 2021, representing an increase of 74.1% from RMB234.2 million in the first quarter of 2020 and an increase of 416.7% from RMB78.9 million in the fourth quarter of 2020. Non-GAAP loss from operations was RMB224.8 million (US$34.3 million) in the first quarter of 2021, representing a decrease of 4.0% from RMB234.2 million in the first quarter of 2020 and an increase of 216.2% from RMB71.1 million in the fourth quarter of 2020.

Net Loss and Earnings Per Share

•	Net loss was RMB360.0 million (US$54.9 million) in the first quarter of 2021, compared with RMB77.1 million net loss in the first quarter of 2020 and RMB107.5 million net income in the fourth quarter of 2020. Non-GAAP net loss was RMB177.0 million (US$27.0 million) in the first quarter of 2021, compared with RMB253.4 million net loss in the first quarter of 2020 and RMB115.4 million net income in the fourth quarter of 2020.

•	Basic and diluted net loss per ADS[6] attributable to ordinary shareholders were both RMB0.40 (US$0.06) in the first quarter of 2021. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders3 were both RMB0.20 (US$0.03) in the first quarter of 2021.

Cash position, Operating Cash Flow and Free Cash Flow

•	Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB30.36 billion (US$4.63 billion) as of March 31, 2021.

•	Operating cash flow was RMB926.3 million (US$141.4 million) in the first quarter of 2021, representing an increase of RMB989.3 million from negative net cash flow of RMB63.0 million in the first quarter of 2020 and a decrease of 49.1% from RMB1.82 billion in the fourth quarter of 2020.

•	Free cash flow was RMB570.2 million (US$87.0 million) in the first quarter of 2021, representing an increase of RMB755.4 million from negative net cash flow of RMB185.2 million in the first quarter of 2020 and a decrease of 64.3% from RMB1.60 billion in the fourth quarter of 2020.

6 Each ADS represents two Class A ordinary shares.

Business Outlook

For the second quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 14,500 and 15,500 vehicles, representing an increase of 119.6% to 134.7% from the second quarter of 2020.

•	Total revenues to be between RMB3.99 billion (US$609.0 million) and RMB4.27 billion (US$651.7 million), representing an increase of 104.6% to 119.0% from the second quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, May 26, 2021 (8:00 p.m. Beijing Time on May 26, 2021) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8351837

A replay of the conference call will be accessible through June 3, 2021, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	8351837

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP research and development expenses, Non-GAAP selling, general and administrative expenses, Non-GAAP loss from operations, Non-GAAP net (loss)/income, Non-GAAP basic and diluted net (loss) /income per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, net and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and refined products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. Its first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. The Company started volume production of Li ONE in November 2019 and delivered over 33,500 Li ONEs as of December 31, 2020. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles, including BEVs and EREVs, to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of (Loss)/Income

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	841,058	4,057,737	3,463,673	528,660
Other sales and services	10,617	89,160	111,528	17,022
Total revenues	851,675	4,146,897	3,575,201	545,682
Cost of sales:
Vehicle sales	(769,996)	(3,362,111)	(2,878,994)	(439,420)
Other sales and services	(13,391)	(60,189)	(79,474)	(12,130)
Total cost of sales	(783,387)	(3,422,300)	(2,958,468)	(451,550)
Gross profit	68,288	724,597	616,733	94,132
Operating expenses:
Research and development	(189,690)	(374,200)	(514,500)	(78,528)
Selling, general and administrative	(112,761)	(429,335)	(509,924)	(77,830)
Total operating expenses	(302,451)	(803,535)	(1,024,424)	(156,358)
Loss from operations	(234,163)	(78,938)	(407,691)	(62,226)
Other (expense)/income:
Interest expense	(19,635)	(13,123)	(14,582)	(2,226)
Interest income and investment income, net	(16,175)	169,284	178,472	27,240
Changes in fair value of warrants and derivative liabilities	176,283	—	—	—
Others, net	2,204	7,477	(90,211)	(13,769)
(Loss)/income before income tax expense	(91,486)	84,700	(334,012)	(50,981)
Income tax benefit/(expense)	—	22,847	(25,955)	(3,962)
Net (loss)/income from continuing operations	(91,486)	107,547	(359,967)	(54,943)
Net income from discontinued operations, net of tax	14,373	—	—	—
Net (loss)/income	(77,113)	107,547	(359,967)	(54,943)
Accretion on convertible redeemable preferred shares to redemption value	(266,365)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	109,746	—	—	—
Net (loss)/income attributable to ordinary shareholders	(233,732)	107,547	(359,967)	(54,943)
Weighted average number of ADSs
Basic	127,500,000	863,519,155	904,696,628	904,696,628
Diluted	127,500,000	891,416,573	904,696,628	904,696,628
Net (loss)/income per ADS attributable to ordinary shareholders
Basic	(1.83)	0.12	(0.40)	(0.06)
Diluted	(1.83)	0.12	(0.40)	(0.06)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	As of
	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	8,938,341	6,070,720	926,573
Restricted cash	1,234,178	2,111,642	322,300
Time deposits and short-term investments	19,701,382	22,175,797	3,384,688
Trade receivable	115,549	114,456	17,469
Inventories	1,048,004	1,383,740	211,200
Prepayments and other current assets	353,655	478,555	73,042
Total current assets	31,391,109	32,334,910	4,935,272
Non-current assets:
Long-term investments	162,853	176,068	26,873
Property, plant and equipment, net	2,478,687	2,547,281	388,791
Operating lease right-of-use assets, net	1,277,006	1,331,713	203,259
Intangible assets, net	683,281	684,555	104,484
Other non-current assets	321,184	610,458	93,174
Deferred tax assets	59,156	59,156	9,029
Total non-current assets	4,982,167	5,409,231	825,610
Total assets	36,373,276	37,744,141	5,760,882
LIABILITIES AND EQUITY
Current liabilities:
Trade and notes payable	3,160,515	4,311,223	658,021
Amounts due to related parties	19,206	16,135	2,463
Deferred revenue, current	271,510	235,131	35,888
Operating lease liabilities, current	210,531	244,962	37,389
Accruals and other current liabilities	647,459	742,154	113,275
Total current liabilities	4,309,221	5,549,605	847,036
Non-current liabilities:
Long-term borrowings	511,638	518,631	79,159
Deferred revenue, non-current	135,658	198,554	30,305
Operating and finance lease liabilities, non-current	1,392,136	1,428,485	218,029
Deferred tax liabilities	36,309	62,264	9,503
Other non-current liabilities	184,717	253,942	38,759
Total non-current liabilities	2,260,458	2,461,876	375,755
Total liabilities	6,569,679	8,011,481	1,222,791
Total shareholders’ equity	29,803,597	29,732,660	4,538,091
Total liabilities and shareholders’ equity	36,373,276	37,744,141	5,760,882

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Net cash (used in)/ provided by operating activities	(63,007)	1,821,341	926,343	141,388
Net cash used in investing activities	(181,417)	(8,300,693)	(2,892,396)	(441,466)
Net cash (used in)/ provided by financing activities	(135,977)	9,990,955	—	—
Effect of exchange rate changes	4,660	(149,910)	(24,104)	(3,679)
Net change in cash, cash equivalents and restricted cash	(375,741)	3,361,693	(1,990,157)	(303,757)
Cash, cash equivalents and restricted cash at beginning of period	1,436,389	6,810,826	10,172,519	1,552,630
Cash, cash equivalents and restricted cash at end of period	1,060,648	10,172,519	8,182,362	1,248,873

Net cash (used in)/ provided by operating activities	(63,007)	1,821,341	926,343	141,388
Capital expenditures	(122,146)	(222,228)	(356,131)	(54,356)
Free cash flow	(185,153)	1,599,113	570,212	87,032

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	RMB	RMB	RMB	US$
Cost of sales	(783,387)	(3,422,300)	(2,958,468)	(451,550)
Shared-based compensation expenses	—	290	6,209	948
Non-GAAP cost of sales	(783,387)	(3,422,010)	(2,952,259)	(450,602)

Research and development expenses	(189,690)	(374,200)	(514,500)	(78,528)
Shared-based compensation expenses	—	5,074	116,609	17,798
Non-GAAP research and development expenses	(189,690)	(369,126)	(397,891)	(60,730)

Selling, general and administrative expenses	(112,761)	(429,335)	(509,924)	(77,830)
Shared-based compensation expenses	—	2,498	60,110	9,175
Non-GAAP selling, general and administrative expenses	(112,761)	(426,837)	(449,814)	(68,655)

Loss from operations	(234,163)	(78,938)	(407,691)	(62,226)
Shared-based compensation expenses	—	7,862	182,928	27,921
Non-GAAP loss from operations	(234,163)	(71,076)	(224,763)	(34,305)

Net (loss)/income	(77,113)	107,547	(359,967)	(54,943)
Shared-based compensation expenses	—	7,862	182,928	27,921
Changes in fair value of warrants and derivative liabilities	(176,283)	—	—	—
Non-GAAP net (loss)/income	(253,396)	115,409	(177,039)	(27,022)

Net (loss)/income attributable to ordinary shareholders	(233,732)	107,547	(359,967)	(54,943)
Shared-based compensation expenses	—	7,862	182,928	27,921
Changes in fair value of warrants and derivative liabilities	(176,283)	—	—	—
Accretion on convertible redeemable preferred shares to redemption value	266,365	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	(109,746)	—	—	—
Non-GAAP net (loss)/income attributable to ordinary shareholders	(253,396)	115,409	(177,039)	(27,022)

Weighted average number of ADSs (Non-GAAP)
Basic	127,500,000	863,519,155	904,696,628	904,696,628
Diluted	127,500,000	891,416,573	904,696,628	904,696,628
Non-GAAP net (loss)/income per ADS attributable to ordinary shareholders[7]
Basic	(1.99)	0.13	(0.20)	(0.03)
Diluted	(1.99)	0.13	(0.20)	(0.03)

7 Non-GAAP basic net (loss)/income per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net (loss)/income attributable to ordinary shareholders by the weighted average number of shares outstanding during the periods. Non-GAAP diluted net (loss)/income per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net (loss)/income attributable to ordinary shareholders by the weighted average number of shares and dilutive potential shares outstanding during the periods, including the dilutive effect of convertible redeemable preferred shares as determined under the if-converted method and share-based awards as determined under the treasury stock method.